November 5, 2010

VIA EDGAR AND FACSIMILE (703-813-6986)

Mr. Larry Spirgel, Assistant Director
Mr. Brandon Hill, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChinaEdu Corporation (the "Company") Form 20-F for the fiscal year ended December 31, 2009 filed on June 30, 2010 (File No. 001-33858) (the "2009 Form 20-F")

Dear Mr. Spirgel and Mr. Hill:

This letter sets forth the Company's response to the comments contained in the letter dated October 26, 2010 from the staff of the Securities and Exchange Commission (the "Staff") regarding the 2009 Form 20-F.  The comments are repeated below and followed by the response thereto.

Form 20-F for the year ended December 31, 2009

Risk Factors, page 8

We have not received permanent approval to operate our learning centers and our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed.  page 13

1. With a view towards disclosure, please explain to us what you mean by "deriving revenues" from the cooperative learning centers you reference in this risk factor and in other places within your annual report.

The Company respectfully advises the Staff that as disclosed on page 13 of our Form 20-F, we operate our learning centers either under our own brand name or the brand name of a university pursuant to a licensing arrangement with that university.  We refer to the latter as "cooperative learning centers".  Whether the learning centers are branded under our own name or the name of a university, they provide the same revenue streams to us.  We derive revenue from providing recruiting, enrolment marketing and other student services through these learning centers.

Please note that the details regarding how the Company recognizes revenue from its learning centers have also been disclosed under Item 5 "Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies - Revenue Recognition - Online education technical, consulting and recruiting services" and on page 64.  In future filings, we will add cross reference to Item 5 in the relevant risk factor.

Business Overview, page 32

2. We note that on page 32 you state that you have "strategic relationships with 29 universities."  On page 35 you state that you "provide services to 24 universities" and to "five additional universities awaiting regulatory approval."  Also, on page 60 you state that you "provide services to 29 universities."  It appears that you use various constructs to discuss the relationships that you have with the same university customers.  In future filings, please adopt a consistent description of your relationship with your university customers.

The Company respectfully advises the Staff that it currently provides technical, recruiting and other services to 24 universities with online degree programs and, with respect to five additional universities awaiting regulatory approval, the Company only provides technology support services in preparation for the launching of their online degree programs. As such, the Company confirms that it will, in future filings, consistently disclose that "it provides technical, recruiting and other services to 24 universities with online degree programs and provides technology support services to five additional universities which are awaiting regulatory approval for launching their online programs."

3. We note that part of services you provide to universities in connection with their online degree programs include "finance operations."  In future filings please expand your disclosure on what these finance operations entail.

The Company respectfully advises the Staff that it provides finance operations which entail accounting, treasury, financial analysis, accounts receivables and accounts payables operations for the online degree programs.  The Company further confirms that it will add such disclosure regarding "finance operations" in its future filings.

Financing Activities, page 79

4. We note that the increase in financing activities in 2009 was partially due to cash dividends paid to noncontrolling shareholders.  In future filings, please disclose who these noncontrolling shareholders are and which entities are making these dividend payments.

The Company respectfully advises the Staff cash dividends paid to noncontrolling shareholders in the amount of RMB14.7 million included cash dividends paid to Dongbei University of Finance and Economics in the amount of RMB4.1 million by Dalian Dongcai Technology Co., Ltd. and to China Agricultural University of China in the amount of RMB10.6 million by Zhong Nongda Networks Development Co., Ltd. for the year ended December 31, 2009.  The Company further confirms that it will disclose the names of the noncontrolling shareholders and the entities that are making these dividend payments in future filings.

Directors, Senior Management and Employees, page 28

5. One of your directors, Zonglian Gu, is dean of Renmin University of China's Online Education College.  Renmin University of China is one of your major customers, however, you do not disclose Mr. Gu's relationship with Renmin University as a related party transaction.  Please explain to us why you believe Mr. Gu's relationship with Renmin University is not required to be disclosed as a related party transaction.

The Company respectfully advises the Staff that Mr. Gu is dean of Renmin University Online Education School and also the general manager of CMR Web-learning Co., Ltd. ("CMR Web"), which is the collaborative alliance between Renmin University and the Company.  As disclosed under Item 4.C. "Organizational Structure", CMR Web is the Company's 70% owned subsidiary and the remaining 30% of CMR Web is owned by Rendashiji Technology Development Co., Ltd. ("Rendashiji"), a wholly owned subsidiary of Renmin University of China.  Mr. Gu is not a shareholder of Rendashiji, nor does he hold any management positions with Rendashiji.  The related party transaction between the Online Education School of Renmin University of China and the Company was disclosed in Note 22 on page F-61 of our Form 20-F.  The Company further confirms that, in future filings, it will disclose Mr. Gu's relationship with Renmin University as a related party transaction under Item 7 "Major Shareholders and Related Party Transactions".

Note 24 Net Restricted Assets, page F-64

6. You have noted the amount of your restricted assets but it is not clear if these amounts only include statutory reserves or other items such as paid in capital.  Please disclose all item that make up the restricted net assets.  Also you have noted that PRC laws requires annual appropriations of 10% of after-tax profit to be set aside prior to payment of dividends, please disclose if there are any other requirements under PRC laws for the private school to set aside any additional amounts.

The Company respectfully advises the Staff that the amounts of the restricted net assets include the paid-in-capital and statutory reserves of the Company's PRC subsidiaries and paid-in-capital of its variable interest entity ("VIE").

The Company further advises the Staff that other than the required annual appropriations of 10% of after-tax profit to be set aside prior to the payment dividend, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their board of directors.  Our PRC subsidiaries and VIE historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future.

Moreover, as disclosed on page 22 of our Form 20-F, at the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for construction or maintenance of school facilities or procurement or upgrade of education equipment.  In the case of a private school that requires reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any.  As a result, our private primary and secondary schools are subject to the relevant requirements of their respective local tax authorities, which vary from location to location.  To date, all of our three private schools have not generated any income therefore they have not allocated any amount to these development funds in compliance with the aforesaid provisions.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at (86)-10-84186655, or the Company's U.S. counsel, Man Chiu Lee of Hogan Lovells, at (852)-2840-5633.

Very truly yours,

/s/ Julia Huang
Julia Huang
Chairman and Chief Executive Officer

cc:           Man Chiu Lee, Hogan Lovells, Hong Kong